Sandalwood Ventures, Ltd.
15 Park
Lossiemouth, Morayshire 1V30 5SE
Scotland

January 21, 2010

Ms. Tracey L. McNeil, Attorney-Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Telephone Number: (202) 551-3392
Fax Number: (703) 813-6982

Re:	Sandalwood Ventures, Ltd.
Registration Statement on Form S-l/A
File Number 333-162557

Dear Ms. McNeil:

Request is hereby made to accelerate the effectiveness of the above referenced registration statement to 3:00 p.m. Eastern Standard Time, Friday, January 22, 2010, or as soon thereafter as practicable.

Additionally, Sandalwood Ventures, Ltd. (the "Company") acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           Please direct any comments or questions to our counsel, The Loev Law Firm, PC, at (713) 524-4110.

Sincerely,

SANDALWOOD VENTURES, LTD.

/s/ Edwin Slater
Edwin Slater
Chief Executive Officer